

Mail Stop 6010

November 7, 2007

Via U.S. Mail and Facsimile to (949) 366-8368

Francis J. O'Brien
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

> **Re:** **ICU Medical, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Fiscal-Quarter ended September 30, 2007**
> **File No. 000-19974**

Dear Mr. O'Brien:

We have reviewed your filings and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 26

1.   We note the use of a non-GAAP financial measure for cash flows from operations, excluding tax benefits from exercise of stock options. In future filings when you present this measure, please include the following information consistent with Item 10(e)(1)(i) of Regulation S-K:

·   A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);
·   A quantitative reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP;
·   A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
·   To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

2.   While there is no *per se* prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:

·   the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
·   the economic substance behind management's decision to use such a measure;
·   the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

·   the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

·   the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings as necessary to comply.

Consolidated Balance Sheets, page 41

3.   We see that you present a line item for 'liquid investments' on the face of your balance sheet. It is unclear from this term what the account is meant to represent. For example, the use of the word liquid investments may infer that the amounts should be classified as cash equivalents under SFAS 95. This may be further complicated by your inclusion of a subtotal for cash and liquid investments. Please revise the term in future filings so that the nature of the items is clear from its title. Please tell us whether your 'liquid investments' meet the requirements of paragraph 8 of SFAS 95 to be considered cash and cash equivalents.

4.   We note that you present a line item for 'cash and liquid investments' on the face of the balance sheet. Under Item 10(e)(1)(ii)(C) of Regulation S-K, you should not present a non-GAAP financial measure on the face of your financial statements or in the accompanying notes. Please remove this line item in future filings or tell us in detail why you believe the current presentation is appropriate.

Consolidated Statements of Income, page 42

5.   In future filings please provide the information required by Exhibit 11 of Item 601 of Regulation S-K regarding the computation of your earnings per share.

Note 1: Summary of Significant Accounting Policies, page 45

b. Cash and Cash Equivalents, page 45

6.   We note your policy for cash and cash equivalents as "liquid investments with an original maturity of three months or less". Please confirm that your policy complies with paragraph 8 of SFAS 95 which states that cash equivalents are "short-term, *highly* liquid investments… with original maturities of three months or less".

Exhibits 31.1 and 31.2

7.   We note that paragraph four of the certifications required by Exchange Act Rule 13a-
        14(a) continues to omit the introductory language referring to internal control over
        financial reporting even though you are required to comply with Items 308(a) and (b) of
        Regulation S-K. Please file an amendment to the Form 10-K to include new, corrected
        certifications. You may file an abbreviated amendment that consists of a cover page and
        paragraphs 1, 2, 4 and 5 of the certification.

8.   Further, we note that paragraph 4(d) deletes the language "(the registrant's fourth fiscal
        quarter in the case of an annual report)"and paragraph 5 deletes the language "(or persons
        performing the equivalent functions)". In future filings, including the abbreviated
        amendment referenced above, you should revise the certification to include the language
        required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal-Quarter ended September 30, 2007

Note 3: Litigation Matters, page 7

9.   We see that you have recorded the Alaris Medical Systems, Inc. patent litigation
        judgment as part of non-operating expenses. We note that the judgment was from patent
        infringement litigation which appears to relate to your operations. As such, please
        reclassify this amount within operating activities, or tell us in detail why you believe the
        amount is properly classified as a non-operating activity.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant